Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.12 for the three months ended March 31, 2005 were calculated by dividing net income of $349,000 for the period January 1, 2005 to March 31, 2005 by the weighted-average number of common shares outstanding of 2,949,861.